Notice to ASX/LSE Rio Tinto appoints new Chief Legal Officer 14 May 2026 Rio Tinto has appointed Trudi Charles to succeed Isabelle Deschamps as Chief Legal Officer, Governance & Corporate Affairs. Trudi is currently Deputy General Counsel and Senior Vice President Legal, Supply, Trading & Shipping at BP plc. She will join Rio Tinto from 1 August 2026. Trudi has spent over 20 years at BP in various senior legal roles across its downstream and supply, trading & shipping businesses. Before this, Trudi spent almost eight years with Herbert Smith Freehills Kramer in London and Hong Kong. She is admitted to the Law Society of England & Wales, the Law Society of Hong Kong and the Queensland Law Society. Rio Tinto Chief Executive Simon Trott said: “Trudi brings deep legal experience and strong commercial insight. I look forward to having her join the executive team and lead our legal, governance and corporate affairs teams.” This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. UK LEI: 213800YOEO5OQ72G2R82 AU LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.1

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